May 3, 2019

Mark C. Jensen
Chief Executive Officer
American Resources Corp
9002 Technology Drive
Fishers, Indiana 46038

       Re: American Resources Corp
           Registration Statement on Form S-3
           File April 9, 2019
           File No. 333-230786

Dear Mr. Jensen:

       We have limited our review of your registration statement to those issues we have addressed in our comment below.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 filed April 9, 2019

General

1. We note that you untimely filed an Item 2.01 Form 8-K more than four business days after the closing of the acquisition being reported (See General Instruction
B.1 of Form 8-K).
       As a result, it does not appear that you satisfy the registrant requirement of General
       Instruction I.A.3(b) of Form S-3. Please amend your filing to convert to a Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Mark C. Jensen
American Resources Corp
May 3, 2019
Page 2

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or
Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney
Advisor, at (202) 551-3436 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.



                                                           Sincerely,
FirstName LastNameMark C. Jensen
                                                           Division of
Corporation Finance
Comapany NameAmerican Resources Corp
                                                           Office of
Telecommunications
May 3, 2019 Page 2
cc:       Clifford J. Hunt
FirstName LastName